 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 30, 2024
Commission File Number 001-38332

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐

QIAGEN N.V.
Form 6-K

Other Information

On June 21, 2024, QIAGEN N.V (NYSE: QGEN; Frankfurt Prime Standard: QIA) held the Annual General Meeting of Shareholders. The related materials are furnished herewith as Exhibit 99.1 to 99.7 and are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	August 1, 2024

Exhibit Index

Exhibit No.	Exhibit

99.1	Notice 2024 AGM QIAGEN N.V.
99.2	Proxy Statement 2024
99.3	Beneficial Shareholder Attendance Form 2024
99.4	Registered Shareholder Attendance Form 2024
99.5	Proxy Card for 2024 Annual General Meeting of Shareholders
99.6	2024 QIAGEN AGM Voting Results
99.7	2023 IFRS Annual Report

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